BANDLINK PTY LTD Shareholdings		July 1, 2019		
Shareholder	**Effective Control**	**No. of shares**	**% holding**	
Simons Family Trust	Josh Simons	715,014	43.91%	} 56.81% under FOUNDER control
Barry Palmer Family Trust	Barry Palmer	209,986	12.90%	
Sigrate Unit Trust	Russell Colman	481,300	29.56%	Convertible Note Holder *
Angel Investors (4 parties)	Various parties	127,100	7.81%	
Sweat Shares excl. Founders (5 parties)	Various parties	95,000	5.83%	
		1,628,400	100.00%	

* Sigrate Unit Trust has advised in writing it has no remit to exceed a 30% equity stake in any venture. As such it will not be converting the Note to equity. The Note is to be progressively repaid once Vampr begins to generate significant cash-flow.